Exhibit (a)(2)

March 23, 2015

Dear Stockholder:

On behalf of the board of directors of Pharmacyclics, Inc., I am pleased to inform you that on March 4, 2015, Pharmacyclics agreed to be merged with Oxford Amherst Corporation, an affiliate of AbbVie Inc., pursuant to the terms of an Agreement and Plan of Reorganization by and among Pharmacyclics, AbbVie, Oxford Amherst Corporation and Oxford Amherst LLC, an affiliate of AbbVie. Today, Oxford Amherst Corporation commenced an offer to exchange each outstanding share of Pharmacyclics common stock for:

•	$152.25 in cash; and

•	a number of shares of AbbVie common stock equal to $109.00 divided by the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR” (the “AbbVie closing trading price”).

In lieu of receiving the mixed consideration as described above (the “mixed consideration”), Pharmacyclics stockholders may elect to receive, for each share that they hold, (i) $261.25 in cash (the “all-cash consideration”) or (ii) a number of shares of AbbVie common stock equal to $261.25 divided by the AbbVie closing trading price (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections of the all-cash consideration or the all-stock consideration, to the proration procedures described in the prospectus/offer to exchange.

After successful completion of the offer, Oxford Amherst Corporation will be merged with Pharmacyclics, and any share not exchanged in the offer will be converted into the right to receive, pursuant to the merger and at the election of the holder thereof, (i) the mixed consideration, (ii) the all-cash consideration, or (iii) the all-stock consideration, subject in each case to the election procedures and, in the case of elections of the all-cash consideration or the all-stock consideration, to the proration procedures described in the prospectus/offer to exchange.

Unless extended, the offer and the withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time, at the end of April 17, 2015. As more fully set forth in the merger agreement, the offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn a number of shares that, together with the shares then owned by AbbVie or Oxford Amherst Corporation, if any, represents at least a majority of all then-outstanding shares of Pharmacyclics common stock.

After careful review, at a meeting held on March 4, 2015, the board of directors of Pharmacyclics, among other things, unanimously (i) determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, are fair to, and in the best interests of, Pharmacyclics and its stockholders and (ii) resolved to recommend that Pharmacyclics stockholders accept the offer and tender their shares to Oxford Amherst Corporation pursuant to the offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Pharmacyclics’ solicitation/recommendation statement, the board of directors of Pharmacyclics unanimously recommends that Pharmacyclics stockholders accept the offer and tender their shares pursuant to the offer.

The solicitation/recommendation statement contains additional information relating to the offer and the merger, including a description of the reasons for the recommendations of the board of directors of Pharmacyclics described above. Also enclosed are AbbVie’s and Oxford Amherst Corporation’s Prospectus/Offer to Exchange, dated March 23, 2015, a letter of election and transmittal for use in exchanging your shares, and other related documents. These documents set forth the terms and conditions of the offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors of Pharmacyclics, we thank you for your support.

Sincerely,

Robert W. Duggan CEO and Chairman of the Board